UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Home Loans, LLC Employee Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Home Loans, LLC Employee Benefits Committee and Participants of the PHH Home Loans, LLC Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 29, 2010

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS:
Cash and cash equivalents	$128	$38,412
Participant-directed investments, at fair value	64,318,849	47,320,277
Loans to participants	2,755,178	3,001,878
Receivables:
Participant contributions	1,559	474
Employer contributions	1,389	386
Interest and dividends	9,061	8,947

Total receivables	12,009	9,807

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	67,086,164	50,370,374

Adjustment from fair value to contract value for fully benefit responsive investment contracts	803,380	1,659,834

NET ASSETS AVAILABLE FOR BENEFITS	$67,889,544	$52,030,208

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008
ADDITIONS TO (REDUCTIONS IN) NET ASSETS:
Contributions:
Participant	$5,021,574	$4,613,407
Employer	2,464,549	3,164,756
Rollovers	53,435	187,215

Total contributions	7,539,558	7,965,378

Net investment income (loss):
Interest and dividends	1,162,370	2,664,516
Net appreciation (depreciation) in investments	11,979,733	(21,480,517)

Net investment income (loss)	13,142,103	(18,816,001)

Assets transferred in from the PHH Corporation Employee Savings Plan	1,033,433	3,036,539

Total net additions (reductions)	21,715,094	(7,814,084)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	4,883,485	5,528,181
Assets transferred out to the PHH Corporation Employee Savings Plan	969,223	1,550,131
Administrative expenses	3,050	4,529

Total deductions	5,855,758	7,082,841

NET INCREASE (DECREASE) IN NET ASSETS	15,859,336	(14,896,925)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	52,030,208	66,927,133

END OF YEAR	$67,889,544	$52,030,208

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the Plan sponsor, PHH Home Loans, LLC (the “Company”, “Home Loans” or the “Plan Sponsor”), for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company and fiduciary responsibility for the Plan has been delegated by the Company’s Board of Directors to the Employee Benefits Committee (the “Plan Administrator”). Bank of America, N.A. (formerly Merrill Lynch Trust Company FSB) (the “Trustee”) is the Plan’s trustee.
     The Company was formed in connection with PHH Corporation’s (“PHH”) (NYSE: PHH) spin-off from Cendant Corporation (“Cendant”) effective February 1, 2005 and commenced operations in October 2005. Effective July 31, 2006, Cendant completed the spin-off of its real estate services division into an independent publicly traded company, Realogy Corporation (“Realogy”). PHH Broker Partner Corporation, a wholly owned subsidiary of PHH, owns 50.1% of the Company and Realogy Services Venture Partner, Inc., a wholly owned subsidiary of Realogy, owns 49.9% of the Company. The Plan was formed effective October 1, 2005.
     The following is a summary of certain Plan provisions:
     Eligibility. Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
     Participant Contributions. During the year ended December 31, 2009, participants could elect to make pre-tax contributions up to 40% of pre-tax annual compensation up to the statutory maximum of $16,500 for 2009. Prior to January 1, 2009, participants could elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2008. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,000 for 2009. Participants may change their investment allocations between funds on a daily basis.
     Employer Contributions. During the year ended December 31, 2009, the Company made matching contributions to the Plan equal to 100% of each eligible participant’s salary deferred up to 4% of such participant’s eligible compensation per pay period. Prior to January 1, 2009, the Company made matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company.
     Rollovers. All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations and Plan provisions.
     Investments. Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund. Participants may be subject to penalties imposed by certain funds due to a participant’s failure to hold investments in such funds for specified periods of time.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Qualified Default Investment Alternative. The Plan Administrator has designated the Oakmark Equity & Income Fund as the Plan’s qualified default investment alternative (“QDIA”), a fiduciary safe harbor for plan sponsors to invest plan participants’ investments, in certain circumstances, where no investment direction is given by a plan participant.
     Vesting Schedule. At any time, participants are 100% vested in their participant, employer and rollover contributions.
     Loan Provision. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
     Participant Accounts. A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Payment of Benefits to Participants. Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000, the account balance will automatically be rolled over to a Bank of America, N.A. Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. There were no amounts to be paid to participants who had elected to withdraw from the Plan, but did not yet receive distributions from the Plan at December 31, 2009 and 2008.
     Transfers. PHH sponsors a 401(k) plan for eligible employees of PHH and its wholly-owned subsidiaries. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.
     Administrative Expenses. Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During the years ended December 31, 2009 and 2008, all Administrative expenses recorded by the Plan were primarily loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.
2. Summary of Significant Accounting Policies
     Basis of Accounting. The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
     Cash and Cash Equivalents. The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Valuation of Investments and Income Recognition. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. The Plan’s investments in common/collective trusts consist of funds that invest primarily in synthetic guaranteed investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. Synthetic guaranteed investment contracts are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution that provides that participant transactions are executed at contract value. As required by Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies,” the Plan’s investments in these common/collective trusts are presented in the Statements of Net Assets Available for Benefits at the fair value of the underlying investments and an Adjustment from fair value to contract value for fully benefit responsive investment contracts is presented as a separate line item. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009 and 2008 solely pertains to the Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust), which invests primarily in synthetic guaranteed investment contracts.
     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The Statements of Changes in Net Assets Available for Benefits present Net appreciation (depreciation) in investments, which includes unrealized gains and losses on investments held at December 31, 2009 and 2008 and realized gains and losses on investments sold during the years then ended.
     Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
     Risks and Uncertainties. The Plan invests in various securities including mutual funds, common/collective trusts, money market funds and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
     Payment of Benefits. Benefits to participants are recorded upon distribution.
3. Investments
     The following table presents investments (at fair value) that represent five percent or more of the Plan’s Net assets available for benefits:

	December 31,
	2009	2008
Bank of America, N.A. Retirement Preservation Trust (1) (2)	$11,075,178	$10,281,222
Pimco Total Return Fund	7,525,807	5,788,934
Harbor International Fund(3)	6,558,555	—
Davis New York Venture Fund	4,938,563	3,650,782
Goldman Sachs Growth Opportunities Fund	4,739,122	2,733,691
Harding Loevner Emerging Markets Collective Investment Fund (4)	4,271,415	2,490,710
Oppenheimer Capital Appreciation Fund	4,048,193	2,807,352
The Oakmark Equity and Income Fund	3,961,815	3,325,229
ING International Value Fund (3)	—	4,321,338

(1)	Exempt party-in-interest transaction (See Note 6, “Exempt Party-in-Interest Transactions”).

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

(2)	The contract value of the Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust) was $11,878,558 and $11,941,056 as of December 31, 2009 and 2008, respectively.

(3)	During the year ended December 31, 2009, the Plan replaced the ING International Value Fund with Harbor International Value Fund.

(4)	Less than 5% of net assets available for benefits as of December 31, 2008, but included for comparative purposes.
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2009	2008
Mutual funds	$9,908,427	$(17,397,929)
Common/collective trusts	2,050,934	(3,865,112)
Common stocks (1)	20,372	(217,476)

	$11,979,733	$(21,480,517)

(1)	Exempt party-in-interest transaction (See Note 6, “Exempt Party-in-Interest Transactions”).

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
4. Fair Value Measurements
     ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), prioritizes the inputs to the valuation techniques used to measure fair value into a three-level valuation hierarchy. The valuation hierarchy is based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. Pursuant to ASC 820, when the fair value of an asset or liability contains inputs from different levels of the hierarchy, the level within which the fair value measurement in its entirety is categorized is based upon the lowest level input that is significant to the fair value measurement in its entirety. The three levels of this valuation hierarchy consist of the following:
     Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Plan Administrator has the ability to access at the measurement date.
     Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
     Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Plan Administrator’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.
     The Plan Administrator determines fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. The Plan Administrator uses unobservable inputs when observable inputs are not available. Adjustments may be made to reflect the assumptions that market participants would use in pricing the asset or liability.
     Mutual Funds. The Plan’s investments in mutual funds are classified in Level One of the valuation hierarchy with the fair value determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
     Common/Collective Trusts. The Plan’s investments in common/collective trusts are classified in Level Two of the valuation hierarchy. As the Plan’s investments in common/collective trusts are not traded in active markets, the classification in the fair value hierarchy is based upon the underlying holdings and is limited to either Level Two or Level Three, depending upon the significance of unobservable inputs utilized to determine the fair value of the investment holdings underlying the common/collective trusts.
     Money Market Funds. The Plan’s investments in money market funds are classified in Level Two of the valuation hierarchy with the fair value determined based upon the underlying holdings and is limited to either Level Two or Level Three, depending upon the significance of unobservable inputs utilized to determine the fair value of the investment holdings underlying the money market funds.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Common Stock. The Plan’s investments in common stock are classified in Level One of the valuation hierarchy and the fair value is determined by the last reported sales price on a national securities exchange on the last business day of the Plan year.
     The Plan’s assets that are measured at fair value on a recurring basis were as follows:

	December 31, 2009
	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds	$46,858,542	$—	$—	$46,858,542
Common/collective trusts	—	17,275,620	—	17,275,620
Money market funds	—	99,006	—	99,006
Common stock	85,681	—	—	85,681

Total Participant-directed investments	$46,944,223	$17,374,626	$—	$64,318,849

	December 31, 2008
	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds	$32,961,596	$—	$—	$32,961,596
Common/collective trusts	—	14,285,957	—	14,285,957
Common stock	72,724	—	—	72,724

Total Participant-directed investments	$33,034,320	$14,285,957	$—	$47,320,277

5. Federal Income Tax Status
     The IRS has determined and informed the Plan Administrator, by a letter dated October 11, 2007, that the Plan is designed to operate in accordance with applicable provisions of the IRC. This determination was subject to the Plan Administrator’s adoption of certain amendments, which occurred subsequent to the date of the IRS determination letter. Additionally, the Plan Administrator adopted additional amendments to the Plan subsequent to the date of the IRS determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, as necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.
6. Exempt Party-in-Interest Transactions
     A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
     Additionally, the Plan’s investments included the following common stock of PHH and its former affiliates:

	December 31,
	2009		2008
	Shares	Cost Basis	Shares	Cost Basis

PHH Corporation common stock	5,319	$67,459	5,713	$97,220

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The Plan recorded the following activity in Net investment income (loss) for the common stock investments in PHH and its former affiliates:

	Year Ended December 31,
	2009		2008
	Net		Net
	Depreciation	Dividend	Depreciation	Dividend
	in Fair Value	Income	in Fair Value	Income
PHH Corporation common stock	$20,372	$—	$(30,040)	$—
Avis Budget Group, Inc. common stock	—	—	(68,901)	—
Wyndham Worldwide Corporation common stock	—	—	(118,535)	1,188
     Effective July 31, 2006, Cendant spun-off its hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Wyndham subsidiary to Cendant stockholders of record as of July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc. (“Avis”), effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). These transactions qualify as exempt party-in-interest transactions.
     On January 8, 2008, the Company informed Plan participants of its decision to permanently suspend all further purchases of PHH common stock within the Plan effective January 1, 2008. Participants holding PHH stock as of January 1, 2008 were permitted to hold, sell, redeem or transfer their current holdings of PHH stock subject to the applicable Plan provisions and Company policy.
     On April 18, 2008, the Company informed Plan participants that, effective January 1, 2009, all non-employer stock funds, specifically the common stocks of Avis and Wyndham, would be eliminated as Plan investments and all Plan assets held in such investments would be liquidated as of December 31, 2008. At that time, participants were also informed that if action was not taken prior to December 31, 2008 to transfer any remaining shares held in either of the non-employer stock funds to another investment, the Plan Administrator would be instructed to sell those shares and transfer the proceeds from the sale into The Oakmark Equity and Income Fund, the Plan’s QDIA.
7. Plan Termination
     Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.
8. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of Net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31, 2009:

Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$67,889,544
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009	(803,380)

Net assets available for benefits per the Form 5500, at fair value	$67,086,164

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The following is a reconciliation of net increase in Net assets available for benefits as presented in the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31, 2008:

Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets per the financial statements	$15,859,336
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009	(803,380)
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2008	1,659,834
Assets transferred in from the PHH Corporation Employee Savings Plan	(1,033,433)
Assets transferred out to the PHH Corporation Employee Savings Plan	969,223

Net income per Form 5500	$16,651,580

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		Number
		of Shares,
Identity of Issue, Borrower, Current	Description	Units or
Lessor or Similar Party	of Investment	Par Value	Cost (1)	Current Value
PHH Corporation Common Stock(2)	Common stock	5,319		$85,681
Bank of America, N.A. Retirement Preservation Trust(2)	Common/collective trust	11,878,558		11,075,178
Harding Loevner Emerging Markets Collective Investment Fund	Common/collective trust	540,002		4,271,415
Bank of America, N.A. Equity Index Trust (2)	Common/collective trust	21,212		1,929,027
Pimco Total Return Fund	Mutual fund	696,834		7,525,807
Harbor International Fund	Mutual fund	119,529		6,558,555
Davis New York Venture Fund	Mutual fund	157,832		4,938,563
Goldman Sachs Growth Opportunities Fund	Mutual fund	229,720		4,739,122
Oppenheimer Capital Appreciation Fund	Mutual fund	97,453		4,048,193
The Oakmark Equity and Income Fund	Mutual fund	155,122		3,961,815
Harbor Small Cap Value Fund	Mutual fund	178,661		2,919,320
Pioneer Mid-Cap Value Fund	Mutual fund	147,076		2,767,979
American Growth Fund of America	Mutual fund	92,077		2,511,856
MFS Value Fund	Mutual fund	93,565		1,943,348
Oppenheimer International Growth Fund	Mutual fund	69,757		1,704,169
DWS RReef Real Estate Securities Fund	Mutual fund	76,951		1,073,465
Vanguard Explorer Fund	Mutual fund	17,889		953,494
Lord Abbett Bond Debenture Fund	Mutual fund	96,563		705,873
Allianz CCM Capital Appreciation Fund	Mutual fund	34,071		506,983
FFI Government Fund	Money market fund	99,006		99,006
Loans to participants(3)				2,755,178
Cash and cash equivalents				128

Total				$67,074,155

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range from January 2010 to December 2024. Interest rates range from 4.3% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Home Loans, LLC Employee Savings Plan
By:	/s/ Sandra E. Bell
	Name:	Sandra E. Bell
	Title:	Member, Employee Benefits Committee

Date: June 29, 2010